IIJ Extends Issuance Date of New Shares

TOKYO, March 20, 2003 -- Internet Initiative Japan Inc. ("IIJ", NASDAQ: IIJI), Japan's leading Internet access and comprehensive network solutions provider, today announced that it will extend the expected issuance date of new shares, which was approved at its board of directors meeting on February 26, 2003. The Company expects the issuance date to be within the next few months. Details will be announced upon the resolution of the Company's board of directors.

"As a result of discussions with strategic shareholders and interested parties, we have decided to take additional time to shape our capital structure," said Koichi Suzuki, President and CEO of IIJ. "While the discussions have been extended, we remain confident in our ability to execute our current strategy and expect revenues for the fourth quarter of our fiscal year 2002 to be in-line with earlier guidance."

About IIJ
Founded in 1992, Internet Initiative Japan Inc. (IIJ, NASDAQ: IIJI) is Japan's leading Internet-access and comprehensive network solutions provider. The company has built one of the largest Internet backbone networks in Japan, and between Japan and the United States. IIJ and its group of companies provide total network solutions that mainly cater to high-end corporate customers. Services range from the delivery of new generation network services over an optical-fiber infrastructure that is optimized for data communications, to the construction of pan-Asian IP backbone networks. The company also offers high-quality systems integration and security services, Internet access, hosting/housing, and content design.

The statements within this release contain forward-looking statements about our future plans that involve risk and uncertainties. These statements may differ materially from actual future events or results. Readers are referred to the documents filed by Internet Initiative Japan Inc. with the SEC, specifically the most recent reports on Forms 20-F and 6-K, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements.

For inquiries, contact:
Ms. Junko Higasa, IIJ Group Media/Investor Relations Office Tel: +81-3-5259-6310 E-mail: press@iij.ad.jp URL: http://www.iij.ad.jp/